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                                                                    Exhibit 99.1

                     NOTICE OF SIXTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE SIXTH ANNUAL GENERAL MEETING OF SATYAM INFOWAY LIMITED WILL BE HELD ON MONDAY, JUNE 17, 2002 AT 12.30 P.M. AT THE REGISTERED OFFICE OF THE COMPANY AT II FLOOR, MAYFAIR CENTRE, 1-8-303/36, S.P. ROAD, SECUNDERABAD, 500 003, INDIA.

ORDINARY BUSINESS

1) To adopt the Audited Balance Sheet as of March 31, 2002 and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the fiscal year ended March 31, 2002.

2) To appoint a Director in place of Mr. R. Ramaraj, a Director who retires by rotation, and being eligible, offers himself for reappointment.

3) To appoint a Director in place of Mr. T.H. Chowdary, a Director who retires by rotation, and being eligible, offers himself for reappointment.

4) To reappoint M/s. Bharat S. Raut & Co., Chartered Accountants, who retire at the conclusion of this Annual General Meeting, for a further period of one year i.e., till the conclusion of next Annual General Meeting, on a remuneration to be fixed by the Board of Directors.

SPECIAL BUSINESS

5)      INCREASE IN REMUNERATION PAYABLE TO MR. R.RAMARAJ, MANAGING DIRECTOR

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED that pursuant to the provisions of Sections 198, 269, 310, Schedule XIII of the Companies Act, 1956 and other applicable provisions, if any, and subject to the requirement of approval from the Central Government, if any, approval of shareholders be and is hereby granted for the remuneration payable to Mr. R. Ramaraj, Managing Director of the Company, effective 16th January 2002 for a sum not exceeding Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand) per annum, and the Board of Directors be and is hereby authorised to finalise the terms and conditions of the remuneration with Mr. R. Ramaraj within the above limit."

BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED

R RAMACHANDERAN
COMPANY SECRETARY

Place: Chennai
Date : April 17, 2002

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NOTES:

A member entitled to attend and vote at the meeting is entitled to appoint a proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.